UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                     (Amendment No._____)*


                ATCHISON CASTING CORPORATION
------------------------------------------------------------
                      (Name of Issuer)

                        COMMON STOCK
------------------------------------------------------------
                 (Title of Class of Securities)

                          04661310
------------------------------------------------------------
                       (CUSIP Number)

Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Page 1 of 5 pages


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CUSIP NO. 04661310             13G

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HUGH H. AIKEN
       ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       NOT A GROUP                    (a) ____
                                      (b)   X

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S. CITIZEN

5.     SOLE VOTING POWER

       280,605           5.1 PERCENT

6.     SHARED VOTING POWER

         2,000            .0 PERCENT

7.     SOLE DISPOSITIVE POWER

       280,605            5.1 PERCENT

8.     SHARED DISPOSITIVE POWER

         2,000             .0 PERCENT

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       282,605             5.1 PERCENT

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           5.1 PERCENT

12.    TYPE OF REPORTING PERSON*
        IN
                        Page 2 of 5 pages

Item 1(a).     Name of Issuer:
------------------------------
Atchison Casting Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:
---------------------------------------------------------------
400 South Fourth Street
Atchison, Kansas  66002-0188

Item 2(a).     Name of Persons Filing:
--------------------------------------
Hugh H. Aiken

Item 2(b).     Address of Principal Business Office or, if None,
Residence:
----------------------------------------------------------------
400 South Fourth Street
Atchison, Kansas  66002-0188

Item 2(c).     Citizenship:
---------------------------
United States citizen

Item 2(d).     Title of Class of Securities:
--------------------------------------------
Common Stock, $.01 par value per share

Item 2(e).     CUSIP Number:
----------------------------
04661310

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:
--------------------------------------------------------------------
N/A

Item 4.     Ownership:
----------------------

     (a) Amount Beneficially Owned: The information in Item 9 of the cover pages hereof is hereby incorporated by reference.

     (b) Percent of Class: The information in Item 11 of the cover pages hereof is hereby incorporated by reference.


                      Page 3 of 5 pages

     (c)     Number of Shares as to which such person has:

         (i) sole power to vote or to direct the vote- The information in Item 5 of the cover pages hereof is hereby incorporated by reference.

         (ii) shared power to vote or to direct the vote- The information in Item 6 of the cover pages hereof is hereby incorporated by reference.

         (iii)   sole power to dispose or to direct the disposition of
                 - The information in Item 7 of the cover pages hereof is hereby incorporated by reference.

         (iv) shared power to dispose or to direct the disposition of - The information in Item 8 of the cover pages hereof is hereby incorporated by reference.

Item 5.     Ownership of Five Percent or Less of a Class:
---------------------------------------------------------
N/A

Item 6.      Ownership of More than Five Percent on Behalf of Another
             Person:
___________________________________________________________
        Five hundred of the shares listed herein are owned by Mr. Aiken's wife and an additional 500 shares are owned by each of Mr. Aiken's three children. Accordingly, with respect to the 2,000 shares referenced in Item 6 and Item 8 of the cover pages, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The interest does not relate to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
---------------------------------------------------------------------
N/A

Item 8.     Identification and Classification of Members of the Group:
---------------------------------------------------------------------
N/A

Item 9.     Notice of Dissolution of Group:
--------------------------------------------

N/A

                        Page 4 of 5 pages

Item 10.     Certification:
-------------------------
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    1-15-97
                                    ________________________________
                                           Date


                                    /s/ Hugh H. Aiken
                                    _________________________________
                                          Signature

                                    HUGH H. AIKEN, PRESIDENT & CEO
                                    _______________________________
                                    Name/Title






                   Page 5 of 5 pages

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